Exhibit (k)(1)

AMENDED AND RESTATED

ESCROW AGREEMENT

This AMENDED AND RESTATED ESCROW AGREEMENT (the “Agreement”) is made and entered into this 9th day of September, 2015, by and among Freedom Capital Corporation, a Maryland corporation (the “Fund”), UMB Fund Services, Inc., as recordkeeper (“UMBFS”), UMB Bank, N.A., a national banking association organized and existing under the laws of the United States of America, as escrow agent (the “Escrow Agent”), and Democracy Funding LLC, a Delaware limited liability company (the “Dealer Manager”), for itself and for and on behalf of its selected dealers (the “Selected Dealers”).

WITNESSETH:

WHEREAS, the Fund is a non-diversified, closed-end management investment company which has elected to be treated as a business development company under the Investment Company Act of 1940 (the “1940 Act”) and is authorized to offer and sell shares (“Shares”) in accordance with the Securities Act of 1933, the 1940 Act and state securities laws; and

WHEREAS, the Fund generally accepts subscription proceeds for Shares as set forth in the Fund’s prospectus for the initial minimum offering requirement to commence Fund operations as well as for periodic future purchases and may accept requests for the repurchase of Shares in accordance with the terms of the terms of the Fund’s prospectus; and

WHEREAS, the Dealer Manager will sell shares of Common Stock in the public offering on behalf of the Fund on a “best efforts” basis; and

WHEREAS, the Fund and the Dealer Manager desire to appoint UMB Bank, N.A. as escrow agent for the purpose of holding investment proceeds tendered by investors prior to the time such funds are transferred to the Fund for investment; and

WHEREAS, the parties have amended and restated the Agreement to include additional information regarding investor payment procedures.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

1. Appointment and Delegation.

Each of the Fund and Dealer Manager hereby appoints UMB Bank, N.A. as Escrow Agent, on the terms set forth in this Agreement. UMB Bank, N.A. hereby agrees to serve as Escrow Agent on the terms set forth in this Agreement. Each of the Fund and Dealer Manager hereby authorizes UMBFS, in its capacity as recordkeeper, to provide instructions to the Escrow Agent on their behalf in accordance with the terms of this Agreement.

2.	Procedures.

(a) The Fund will establish a pre-breakescrow account and a post-break escrow account with the Escrow Agent. The pre-break escrow account will consist of one account entitled UMB Bank NA Escrow Agent for Freedom Capital (the “Pre-Break Escrow Account”). The post-break escrow account, entitled UMB Bank N.A. Escrow Agent for Freedom Capital (the “Post-Break Escrow Account”), will consist of three (3) segregated sub-accounts, the Subscription Sub-Account, the Repurchase Sub-Account, and the Income Sub-Account . Purchase payments towards the initial minimum offering requirement to commence Fund operations, as described in the Fund’s current prospectus, will be deposited into the Pre-Break Escrow Account. Amounts periodically received by UMBFS for future Share purchases (the “Purchase Proceeds”) will be deposited into the Subscription Sub-Account of the Post-Break Escrow Account. Proceeds from periodic repurchases of Shares by the Fund from its subscribers (“Repurchase Proceeds”) will be deposited into the Repurchase Sub-Account of the Post-Break Escrow Account.

(b) On or prior to the Closing Date (as defined below) persons subscribing to purchase Shares (“Subscribers”) will be instructed by the Fund and the Dealer Manager and Selected Dealers to make checks for subscriptions payable to the order of “UMB Bank, N.A., as escrow agent for Freedom Capital Corporation” or any recognizable abbreviation thereof. On and after the Closing Date Subscribers will be instructed by the Fund and the Dealer Manager and Selected Dealers to make checks for subscriptions payable to the order of “UMB Fund Services, Inc., as agent for, UMB Bank, N.A., as agent for Freedom Capital Corporation.” In the event the Fund, Dealer Manager or UMBFS provides written notice to the Escrow Agent that an underlying purchase order has been revoked in the form of a cash letter (the “Purchase Reversal Letter”), the Escrow Agent shall promptly (but in no event later than the close of business on the next business day after receipt of such Purchase Reversal Letter in accordance with subparagraph (d) or Paragraph 4) transfer from the Pre-Break Escrow Account the Purchase Proceeds specified in the Purchase Reversal Letter in accordance with the payment procedures in Paragraph 4.

(c) Except with respect to Purchase Proceeds of the minimum offering, as described in the prospectus, on the last business day of each calendar month, UMBFS will deliver to the Escrow Agent a cash letter instructing the Escrow Agent to disburse the Purchase Proceeds, if any, on deposit (the “Cash Disbursement Letter”) in one or more of the Post-Break Escrow Accounts. Notwithstanding the foregoing, if at any time on or prior to the date by which the minimum offering requirement must be met on as specified in the final prospectus filed immediately before the commencement of the offering (such date, the “Closing Date”) the minimum offering requirement has been met, then upon the happening of such event, the principal amount of the Purchase Proceeds shall remain in the Pre-Break Escrow Account until the Escrow Agent receives written direction provided by UMBFS instructing the Escrow Agent to deliver the principal amount, or a portion thereof, of such Purchase Proceeds and interest and income earned thereon as UMBFS shall direct in writing to the Fund’s custody account. If the minimum offering requirement has not been met on or prior to the Closing Date, then upon written notice to the Escrow Agent from the Fund, Dealer Manager, or UMBFS the Escrow Agent shall, no later than 10 business days after the Closing Date, promptly return the Purchase Proceeds from the Pre-Break Escrow Account, including interest, if any, thereon, to the

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subscribers, per the name, address and in the amounts provided by the Fund, Dealer Manager or UMBFS to the Escrow Agent without deduction, penalty or expense, and the Escrow Agent shall notify the Fund, Dealer Manager and UMBFS in writing of its distribution of the funds. The subscription payments returned to each subscriber shall be free and clear of any and all claims of the Fund or any of its creditors; provided that the Escrow Agent shall not return such subscriber’s payments unless it has received a fully complete Form W-9 executed by the subscriber.

(d) The Escrow Agent shall provide the Fund, the Dealer Manager, and UMBFS with a statement of the assets held and transactions of the Escrow Accounts on a monthly basis and shall provide electronic access on a daily basis. At the Escrow Agent’s request, UMBFS shall provide periodic summaries of Escrow Account activity.

(e) The Escrow Agent shall invest all amounts deposited in the Pre-Break Escrow Account and the Post-Break Escrow Account, and earnings thereon, if any, in UMB Money Market Special Account. All monies deposited into the Post-Break Escrow Account must be deposited prior to 4:00 p.m. CT in order to receive credit for that day’s earnings. All investment earnings in the Pre-Break Escrow Account shall be retained in the Pre-Break Escrow Account and shall be distributed according to the Agreement. All investment earnings in the Post-Break Escrow Account shall be transferred on the first business day of each month to the Custodial Account.

(f) The Fund may from time to time deposit Repurchase Proceeds in the Repurchase Sub-Account of the Post-Break Escrow Account. On the last business day of each calendar quarter during which repurchases occur, UMBFS will deliver to the Escrow Agent a cash letter to disburse the Repurchase Proceeds, if any, on deposit in the Post-Break Escrow Account, and a cash letter to move the Repurchase Proceeds out of the Repurchase Sub-Account of the Post-Break Escrow Account for disbursement to investors (each, a “Repurchase Disbursement Letter”).

(g) Reserved.

(h) In the event an adjustment needs to be made in connection with any money movement hereunder, UMBFS shall deliver to the Escrow agent a cash letter specifying the corrective action to be taken.

(i) Prior to delivery to it or its designated agents of the Purchase Proceeds or Repurchase Proceeds, the Fund, Dealer Manager or their agents shall have no title, right, claim, lien or any other interest in the funds held in escrow hereunder, and such funds shall under no circumstances be available to the Fund, Dealer Manager or their agents or their creditors for payment or reimbursement for liabilities or indebtedness.

(j) The Dealer Manager, the Fund or their respective agents, as applicable, shall remit to the Escrow Agent (i) instruction for payment and (ii) the subscription payment remitted by such Subscriber. Checks in payment for the subscription amount shall be remitted to the Escrow Agent at the address set forth in the subscription agreement by noon of the next business day

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following receipt of Purchase Proceeds, or if final internal supervisory review is conducted at a different location, by the end of the next business day following receipt of any such instruments of payment by the office conducting the final supervisory review. The Dealer Manager, the Fund or their respective agents, as applicable, shall remit to UMBFS each Subscriber’s name, address and the dollar amount submitted by such Subscriber for the purchase of Shares. Completed subscription agreements shall be remitted to UMBFS at the address set forth in the subscription agreement by noon of the next business day following receipt of Purchase Proceeds, or if final internal supervisory review is conducted at a different location, by the end of the next business day following receipt of any such instruments of payment by the office conducting the final supervisory review.

(k) During the Escrow Period, neither the Corporation nor the Dealer Manager will be entitled to any principal funds deposited into the Escrow Account.

3.            Compensation.

For its services hereunder, the Escrow Agent shall be entitled to a one-time account acceptance fee of $1,000, plus an annual escrow fee of $600 for the Escrow Accounts and transaction fees of $5 per deposit and/or distribution. In addition to the foregoing fees, all reasonable out-of-pocket expenses relating to the administration of this Agreement and the Escrow Accounts such as, but not limited to, wire fees, postage, shipping, courier, telephone and facsimile charges will be paid directly by the Fund.

4.            Payment Procedures.

(a) Whenever payments are required to be made to the Escrow Agent under this Agreement for initial minimum offering requirements, such payments shall be made by electronic transfer per the following instructions:

UMB Bank, N.A., Kansas City, Missouri

ABA No: 101000695

Acct No: 9872232550

Acct Name: UMB Bank NA Escrow Agent for Freedom Capital

Ref: ______________________

(b) Whenever payments are required to be made to the Escrow Agent under this Agreement for periodic future purchases and repurchases of Shares, such payments shall be made by electronic transfer per the following instructions:

UMB Bank, N.A. Kansas City, Missouri

ABA No: 101000695

Acct No: 9800006823

Acct Name: Trust Clearance

Ref: Freedom Capital 143052

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(c) Whenever payments are required to be made by the Escrow Agent to UMBFS under this Agreement, such payments shall be made by electronic transfer per the following instructions:

UMB Bank, N.A., Kansas City, Missouri
ABA Routing #: 101 000 695
A/C Name: UMBFS as agent for Freedom Capital
Ref: ___9872062280__________________

(d) Every cash letter delivered to the Escrow Agent hereunder pursuant to Paragraph 2 shall bear the signature of two (2) authorized UMBFS signers. If requested by UMBFS, each cash letter shall also bear the countersignature of one (1) authorized Fund signer. In connection with the execution of this Agreement, UMBFS shall deliver to the Escrow Agent, and the Fund and Dealer Manager shall deliver to UMBFS, a list of authorized signers, together with a certificate of incumbency and specimen signatures. The party providing such certificate may provide an updated certificate evidencing the appointment, removal or change of authority of any authorized signer, it being understood that the party relying on such certificate shall not be held to have notice of any change in the authority of any authorized signer until receipt of written notice thereof.

(e) A cash letter must be received by the Escrow Agent by 3:00 p.m. CT on the day such cash letter is transmitted in order for the instructions contained in such cash letter to be honored on that day.

5.	Representations.

The Fund represents and warrants as follows:

(a) it is duly organized and in good standing under the laws of the State of Maryland and all necessary action has been taken by it and it is duly authorized to enter into this Agreement;

(b) its Tax Identification Number is 47-1709055;

(c) this Agreement and all other documents related to the transactions described herein have been duly executed and delivered by the Fund and constitute the legal, valid and binding obligations of the Fund, enforceable in accordance with their respective terms;

(d) the execution, delivery and performance of this Agreement and all other documents related to the transactions described herein by the Fund do not and will not breach or violate or cause a default under its limited partnership agreement or any provision of any agreement, instrument, judgment, injunction or order applicable to or binding upon it.

The Dealer Manager represents and warrants as follows:

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(a) it is duly organized and in good standing under the laws of the State of Delaware and all necessary action has been taken by it and it is duly authorized to enter into this Agreement;

(b) its Tax Identification Number is 61-1423297;

(c) this Agreement and all other documents related to the transactions described herein have been duly executed and delivered by the Fund and constitute the legal, valid and binding obligations of the Fund, enforceable in accordance with their respective terms;

(d) the execution, delivery and performance of this Agreement and all other documents related to the transactions described herein by the Fund do not and will not breach or violate or cause a default under its limited partnership agreement or any provision of any agreement, instrument, judgment, injunction or order applicable to or binding upon it.

6.	Miscellaneous.

It is understood and agreed, further, that the Escrow Agent shall:

(a) be under no duty to pay and transfer any monies hereunder, unless the same shall have been first received by the Escrow Agent pursuant to the provisions of this Agreement;

(b) be under no duty to accept any information from any person or entity other than the Fund, the Dealer Manager or UMBFS, and then only to the extent and in the manner expressly provided for in this Agreement;

(c) act hereunder as a depository only and be protected in acting upon any written instruction or notice provided by the Fund, the Dealer Manager or UMBFS pursuant to this Agreement and the information contained therein without responsibility to determine the validity or sufficiency of the same, and be protected in acting upon any other notice, opinion, request, certificate, approval, consent or other paper delivered to it and represented to it to be genuine and to be signed by the proper party or parties;

(d) be indemnified and held harmless by the Fund and Dealer Manager against any claim made against it by reason of its acting or failing to act in connection with any of the transactions contemplated hereby and against any loss, liability, cost, suit or expense, including the expense of defending itself against any claim of liability it may sustain in carrying out the terms of this Agreement except such claims which are occasioned by its fraud, bad faith, reckless disregard of its duties, gross negligence or willful misconduct;

(e) have no liability or duty to inquire into the terms and conditions of any subscriptions for Shares, and that its duties and responsibilities shall be limited to those expressly set forth under this Agreement and are purely ministerial in nature;

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(f) be permitted to consult with counsel of its choice, including in-house counsel, and shall not be liable for any action taken, suffered or omitted by it in good faith in accordance with the advice of such counsel, provided, however, that nothing contained in this Subparagraph (f), nor any action taken by the Escrow Agent, or of any such counsel, shall relieve the Escrow Agent from liability for any claims which are occasioned by its fraud, bad faith, reckless disregard of its duties, gross negligence or willful misconduct, all as provided in Subparagraph (d) above;

(g) not be bound by any amendment or revocation of this Agreement, unless the same shall be in writing and signed by all of the parties of this Agreement;

(h) be entitled to refrain from taking any action other than to keep all property held by it in escrow hereunder until it shall be directed otherwise in writing by the Fund, or by a final judgment by a court of competent jurisdiction, provided that it shall be uncertain as to its duties and rights hereunder (including, without limitation, the receipt of conflicting instructions or directions from any of the parties hereto or any third parties);

(i) have no liability for following the instructions herein contained or expressly provided for, or written instructions given by, the Fund, the Dealer Manager or UMBFS;

(j) indemnify the Fund and the Dealer Manager against any claim made against the Fund or Dealer Manager as a result of the Escrow Agent’s gross negligence or willful misconduct or its material breach of the terms of this Agreement;

(k) have the right, at any time, to resign hereunder by giving written notice of its resignation to the Fund at the address as set forth in Subparagraph (m) hereof, at least sixty (60) days before the date specified for such resignation to take effect, and upon the effective date of such resignation;

(i)	all cash and other funds and all other property then held by the Escrow Agent hereunder shall be delivered by it to such successor Escrow Agent as may be designated in writing by the Fund, whereupon the Escrow Agent’s obligations hereunder shall cease and terminate;

(ii)	if no such successor Escrow Agent has been designated by such date, all obligations of the Escrow Agent hereunder shall, nevertheless, cease and terminate, and the Escrow Agent’s sole responsibility thereafter shall be to keep all property then held by it and to deliver the same to a person designated in writing by the Fund or in accordance with the directions of a final order or judgment of a court of competent jurisdiction; yet, if no such designation, order or judgment is received by Escrow Agent within sixty (60) days after its giving such resignation notice, it is unconditionally and irrevocably authorized and empowered to petition a court of competent jurisdiction for directions.

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(l) be reimbursed by the Fund upon its request for all reasonable costs, fees, charges, expenses, disbursements and advances incurred or made by it in accordance with any provision of this Agreement, or as a result of the acceptance of this Agreement.

(m) all deliveries and notices to the Escrow Agent shall be in writing and shall be sent or delivered to:

UMB Bank, N.A., as Escrow Agent

Corporate Trust & Escrow Services

Attn: Lara L. Stevens, ext. 3017

1010 Grand Boulevard, 4th Floor

Kansas City, MO 64106

Facsimile: (816) 860-3029

All deliveries and notices hereunder to the Fund shall be in writing and shall be sent or delivered to:

Freedom Capital Corporation

Attn: President

1560 Wilson Boulevard, Suite 450

Arlington, VA 22209

Facsimile: (703) 567-6871

All deliveries and notices hereunder to the Dealer Manager shall be in writing and shall be sent or delivered to:

Democracy Funding LLC

Attn: President

1560 Wilson Boulevard, Suite 450

Arlington, VA 22209

Facsimile: (703) 567-6871

All deliveries and notices hereunder to UMBFS shall be in writing and shall be sent or delivered to:

UMB Fund Services, Inc.

Attn: Suzanne P. Norman Barnes

803 West Michigan Street

Milwaukee, WI 53233

Facsimile: (414) 271-3954

(n) Nothing in this Agreement is intended to or shall confer upon anyone other than the parties hereto any legal or equitable right, remedy or claim. This Agreement shall be

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construed in accordance with the laws of the State of Missouri and may be amended or settled only by a writing executed by the parties thereto.

(o) This Agreement may be executed in multiple counterparts, each of which shall be regarded for all purposes as an original, and such counterparts shall constitute but one and the same instrument. In addition, the transaction described herein may be conducted and related documents may be stored by electronic means. Copies, telecopies, facsimiles, electronic files and other reproductions of original executed documents shall be deemed to be authentic and valid counterparts of such original documents for all purposes, including the filing of any claim, action or suit in the appropriate court of law.

(p) In order to comply with provisions of the USA PATRIOT Act of 2001, as amended from time to time, Escrow Agent may request certain information and/or documentation to verify, confirm and record identification of persons or entities who are parties to the Agreement.

7.	Tax Reporting.

The Escrow Agent will be responsible for all tax reporting under this Agreement. If the minimum offering requirement has been met on or prior to the Closing Date then the Escrow Agent shall provide to the Fund the applicable Form 1099 for amounts paid pursuant to Section 2(c) and 2(e) above. If the minimum offering requirement has not been met on or prior to the Closing Date then the Escrow Agent shall provide to the subscribers the applicable Form 1099 for amounts paid to them pursuant to Section 2(c) above. The Fund and the Dealer Manager agree to provide the Escrow Agent with an Internal Revenue Service Form W-9 upon execution of this Agreement. The Fund and the Dealer Manager understand that if such tax reporting documentation for the subscribers, the Fund, or the Dealer Manager is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code, as amended from time to time, to withhold a portion of any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused the Escrow Agreement to be executed by their respective duly authorized officers.

FREEDOM CAPITAL CORPORATION

By:	/s/ Jeffrey McClure
Title:	Chief Executive Officer

DEMOCRACY FUNDING, LLC

By:	/s/ Mindi McClure
Title:	Chief Executive Officer

UMB Bank, N.A., AS ESCROW AGENT

By:	/s/ Lara L. Stevens
Title:	Vice President

UMB fund services, INC.

By:	/s/ Anthony J. Fischer
Title:	President
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